Exhibit 17.1

February 2, 2010

Mr. Peter Lacey Chairman of the Board of Directors DayStar Technologies, Inc. 2972 Stender Way Santa Clara, CA 95054-3213

Dear Peter,

It is with great regret that I must tender my resignation and step down from the DayStar board effective February 2, 2010. My decision is personal and should not be perceived as a reflection of my confidence in DayStar or its prospects.

As you know, I recently joined a new firm, have been advised as a general policy matter they do not want employees serving on public company boards, and have been directed to resign my boardship position to comply with this internal policy.

I have been honored to serve on the DayStar board and am encouraged that many of the key actions taken by the company and board in the past few months have strengthened the company and improved its prospects.

I wish you and DayStar the best in your future endeavors.

Sincerely,

\s\ Francis J. Maher Francis J. Maher III